FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                           For the period 13 May 2003


                                Cookson Group plc

          The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England


    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                                   Yes      No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]


Exhibit No.

1.            Annual Report dated 3 March 2003
2.            Purchase of shares by Robert Beeston dated 1 April 2003
3.            BRITEL Notification dated 3 April 2003
4.            Franklin notification dated 17 April 2003
5.            1st Quarter Trading Update dated 24 April 2003
6.            AXA Notification dated 01 May 2003
7.            Aviva Notification dated 02 May 2003
8.            Standard Life Notification dated 02 May 2003




Exhibit 1

Cookson Group plc

Annual Report 2002, Annual Review 2002, Notice of AGM to be held on 24 April 2003, Proxy Voting Card, Accompanying Letter

A copy of the above documents has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at :

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7676 1000

Exhibit 2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

ROBERT BEESTON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

FKI SUPPLEMENTARY PENSION SCHEME

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

7) Number of shares/amount of
stock acquired

500,000

8) Percentage of issued class

LESS THAN 0.01%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1 PENCE EACH

12) Price per share

17.75 PENCE PER SHARE

13) Date of transaction

1 APRIL 2003

14) Date company informed

1 APRIL 2003

15) Total holding following this notification

500,000

16) Total percentage holding of issued class following this notification

LESS THAN 0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

SHARES WERE ACQUIRED FOR MR BEESTON'S BENEFIT THROUGH HIS PENSION SCHEME INVESTMENTS.

24) Name of contact and telephone number for queries

RACHEL FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC - 020 7766 4536

25) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of Notification.................................. 1 APRIL 2003

Exhibit 3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LIMITED (5,119,640 SHARES)
CHASE NOMINEES LIMITED (129,508,669 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

10 MARCH 2003

11) Date company informed

11 MARCH 2003

12) Total holding following this notification

134,326,506 SHARES

13) Total percentage holding of issued class following this notification

7.101%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL FELL, ASSISTANT COMPANY SECRETARY, COOKSON GROUP PLC - 020 7766 4536

16) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, ASSISTANT COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification: 3 APRIL 2003

Exhibit 4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED (37,983,124 SHARES)
CLYDESDALE BANK (4,757,801 SHARES)
NORTHERN TRUST CO. (1,063,300 SHARES)
ROYAL TRUST CORP OF CANADA (6,759,259 SHARES)
STATE STREET (2,353,777 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

16 APRIL 2003

11) Date company informed

16 APRIL 2003

12) Total holding following this notification

52,917,261 SHARES

13) Total percentage holding of issued class following this notification

2.79%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASST, COOKSON GROUP PLC -
TEL: 020 7766 4590

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASST, COOKSON GROUP PLC

Date of notification 17 April 2003

Exhibit 5


24 April 2003

FIRST QUARTER TRADING UPDATE

Sales for Cookson's continuing operations in the first quarter of 2003 were 3% higher than the same quarter last year at GBP408 million. Operating profit for continuing operations of GBP7 million improved by GBP10 million over the first quarter of last year. Activity in the first quarter is traditionally quieter than in the fourth quarter due both to the slow start to the year following the Christmas season and to the Chinese New Year holidays. However, activity for much of the first quarter of 2003 was substantially unchanged from the previous quarter, as evidenced by average weekly sales for continuing operations for February and March being virtually the same as in the fourth quarter of 2002.

In the Electronics division, sales of GBP158 million were 3% lower than the first quarter last year, although average weekly sales for February and March were 1% higher than in the fourth quarter of 2002. This indicates a general maintenance of the underlying level of activity experienced for most of last year and appears to be consistent with electronics industry trends. Despite lower sales in the quarter, the division's operating profit improved by GBP7 million over the corresponding period last year, primarily as a result of a lower cost base.

Sales in the Ceramics division in the first quarter of GBP173 million were 11% higher than the same quarter last year and operating profit rose by GBP5 million, thereby maintaining the improved performance achieved in the latter part of 2002. Global steel production, to which demand for c.70% of the division's activities is indirectly linked, rose by 9% over the same quarter last year and remained at a similar level to the fourth quarter of 2002. Market conditions in the division's other sectors - Glass and Foundry - were generally stable.

The Precious Metals division recorded first quarter sales of GBP77 million, virtually unchanged on the previous year, although this was affected by a higher and more volatile gold price than a year ago. Early in the quarter, the jewellery industry began to rebuild inventory after the Christmas season, however activity in March fell sharply as a result of reduced consumer confidence and a reluctance to build inventories further given the sharply fluctuating gold price. As a consequence, the division's operating profit for the first quarter of 2003 was GBP2 million lower than the first quarter of last year.

The outlook for the second quarter of 2003 is that the Group's trading environment is expected to remain essentially unchanged from the first quarter, although the knock-on impact on Cookson's markets of the situation in Iraq and the SARS epidemic is, as yet, uncertain. Nevertheless, given that the second quarter is a more normal trading period, sales and operating profits for continuing operations are expected to improve over those of the first quarter of 2003.


A conference call for shareholders and analysts will be held at 9:00am on Thursday 24 April. The call will be broadcast live on www.cooksongroup.co.uk

Shareholder/analyst enquiries:

                    Cookson Group plc    Tel: 020 7766 4500
Stephen Howard, Group Chief Executive
Dennis Millard, Group Finance Director
Lisa Williams, Investor Relations Manager


Press enquiries:

                  Hogarth Partnership    Tel: 020 7357 9477
John Olsen


Note: All financial information is unaudited. All financial information and comparisons are at average exchange rates for the quarter ended March 2003. This announcement contains forward-looking statements about Cookson. Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.

Exhibit 6

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

AXA S.A

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

AXA SUN LIFE PLC - 14,971,259 SHARES
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867815 - 3,665,966 SHARES HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867396 - 8,995,476 SHARES HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867372 - 22,419,156 SHARES HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 776934 - 2,308,408 SHARES HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867050 - 4,162,017 SHARES HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C UNKNOWN - 230,000 SHARES RBSTB NOMINEES DESIGNATION SUNPEN - 240,235 SHARES
SMITH & WILLIAMSON NOMINEES LTD A/C S66 - 1,250,000 SHARES

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

0.11%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

29 APRIL 2003

11) Date company informed

30 APRIL 2003

12) Total holding following this notification

58,242,517 SHARES

13) Total percentage holding of issued class following this notification

3.08%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7766 4590

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 1 MAY 2003

Exhibit 7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of AVIVA PLC) AND AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 36,714,333 SHARES
CHASE GA GROUP NOMINEES LTD - 75,098,627 SHARES
CHASE NOMINEES LTD - 7,191,650 SHARES
CUIM NOMINEE LIMITED - 26,997,415 SHARES
RBSTB NOMINEES LIMITED - 4,087,517 SHARES
5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

2,316,567 SHARES

8) Percentage of issued class

0.12%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

30 APRIL 2003

11) Date company informed

1 MAY 2003

12) Total holding following this notification

150,089,542 SHARES

13) Total percentage holding of issued class following this notification

7.93%

14) Any additional information
15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7766 4590

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 2 MAY 2003

Exhibit 8


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STANDARD LIFE INVESTMENTS

5) Number of shares/amount of stock acquired

30,000,000

6) Percentage of issued class

1.59%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

30 APRIL 2003

11) Date company informed

1 MAY 2003

12) Total holding following this notification

84,195,760 SHARES

13) Total percentage holding of issued class following this notification

4.45%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC -
TEL: 020 7766 4590

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification 2 MAY 2003




                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:___Rachel Fell___
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: __13 May 2003__